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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              DH TECHNOLOGY, INC.
                           (NAME OF SUBJECT COMPANY)

                              DH TECHNOLOGY, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    23290610
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM H. GIBBS
                             CHAIRMAN OF THE BOARD
                            15070 AVENUE OF SCIENCE
                          SAN DIEGO, CALIFORNIA 92128
                                 (619) 451-3485
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                           HENRY P. MASSEY, JR., ESQ.
                             STEVEN L. BERSON, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (415) 493-9300

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is DH Technology, Inc., a California corporation (the "Company" or "Target"), and the address of the principal executive offices of the Company is 15070 Avenue of Science, San Diego, California 92128. The title and the class of equity securities to which this statement relates is the Company's common stock, without par value (the "DH Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 16, 1997 (the "Schedule 14D-1"), of AX Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly owned subsidiary of Axiohm S.A., a French corporation ("Parent"), to purchase no less than 6,500,000 shares and no more than 7,000,000 shares of DH Common Stock (the "Shares") at a price of $25 per Share without interest, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 16, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of July 14, 1997 (the "Merger Agreement"), among Target, the Purchaser and Parent, a copy of which is filed as Exhibit(c)(1) to this statement and is incorporated herein by reference. The Schedule 14D-1 states that the address of the principal executive offices of Parent is BP 675-1 a 9, rue d'Arcueil, 92542 Montrouge Cedex, France and the address of the principal executive offices of Purchaser is 950 Danby Road, Ithaca, New York 14850. A copy of the press release issued by the Company, Parent and Purchaser on July 15, 1997 is filed as Exhibit(a)(3) to this statement and is incorporated herein by reference.

  Following (or concurrently with) the Offer, Purchaser will attempt to enter into stock purchase agreements with the shareholders of Parent pursuant to which Purchaser will attempt to purchase from such shareholders up to all of the outstanding shares of the capital stock of Parent for an aggregate of 5,518,524 of the Shares which Purchaser is acquiring in this Offer (the "Exchange Shares") and an aggregate of $12.1979 million in cash (the "Axiohm Exchange") (or, if at the closing of the Axiohm Exchange, Purchaser has not obtained the financing necessary to pay the entire amount of such cash, an aggregate of 5,833,732 Exchange Shares and an aggregate of $4.3177 million in cash). The Axiohm Exchange will result in approximately 79% to 85% (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange) of Target's outstanding Common Stock being held by Parent shareholders after the completion of the Merger and the cancellation of the Shares owned by Purchaser (described below). Simultaneously with the closing of the Axiohm Exchange, Parent will sell to Target, and Target will purchase from Parent (the "Acquisition of Purchaser"), all of the outstanding shares of the capital stock of Purchaser in exchange for Target's assumption, on a joint and several basis with Purchaser, of any and all obligations with respect to indebtedness incurred, or preferred stock issued, by Purchaser or Purchaser's shareholders in connection with the Offer and the Axiohm Exchange, which obligations shall not exceed $199.0 million. As a result of the Axiohm Exchange and the Acquisition of Purchaser, Parent will become a subsidiary of Purchaser and Purchaser will become a wholly-owned subsidiary of Target. Following the Axiohm Exchange and the Acquisition of Purchaser, Purchaser will be merged with and into Target (the "Merger") and the Shares owned by Purchaser will be cancelled. In the Merger, the name of Target, as the surviving corporation in the Merger, will be changed to Axiohm Inc.

  Following the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Parent will be a subsidiary of Target and Target will be approximately 79% to 85% owned by the former Parent shareholders and approximately 15% to 21% owned by the current shareholders of Target (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange).

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described under the headings "Compensation of Directors--Retainer and Meeting Fees," "Compensation of Directors--Director Warrant Plan" and "Executive Compensation--Employment Agreement and Change-in-Control Arrangements" on pages 2 through 7 of the Company's proxy statement dated March 24, 1997, relating to the Company's 1997 Annual Meeting of Shareholders held on April 24, 1997, copies of which pages are filed as Exhibit(c)(10) to this statement and are incorporated by reference herein. Certain contracts, agreements, arrangements and understandings relating to the Company's directors, executive officers and affiliates which are affected by the Merger Agreement or are to be entered into in connection therewith, are described below.

 Merger Agreement

  The following summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit(c)(1) to this statement and incorporated herein by reference. For purposes of this Section, all capitalized terms not defined herein shall have the definitions assigned to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the satisfaction of (i) the Minimum Condition prior to the expiration of the Offer and (ii) certain other conditions described in "The Offer--Certain Conditions of the Offer" of the Offer to Purchase. Purchaser expressly reserves the right, in its sole discretion, to increase the Maximum Number and waive any Offer Condition and make any other changes in the terms and conditions of the Offer, provided, however that, unless previously approved by Target in writing, no change may be made which decreases the Offer Price, changes the form of consideration payable in the Offer (other than by adding consideration), reduces the Maximum Number, changes the Minimum Condition, or imposes conditions to the Offer in addition to those set forth in the Merger Agreement which are adverse to holders of the Shares. Purchaser may, without the consent of Target, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date August 12, 1997, if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof applicable to the Offer, or (iii) extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or
(ii) of this sentence, if as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals at least the Minimum Condition but less than the Maximum Number of the outstanding Shares; provided, however, that if, on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is the failure of the waiting period under the HSR Act, to have expired or been terminated, then, in either case, Purchaser shall extend the Offer from time to time until five business days after the expiration or termination of the applicable waiting period under the HSR Act.

  The Axiohm Exchange. Pursuant to the Merger Agreement, as soon as practicable after the date of the Merger Agreement, Purchaser shall commence the Axiohm Exchange by seeking to enter into stock purchase agreements ("Axiohm Purchase Agreements") with all holders of Parent Shares (the "Parent Holders"). Pursuant to the Axiohm Purchase Agreements, Purchaser shall attempt to purchase from the Parent Holders all Parent Shares held by such Parent Holders for an aggregate of 5,518,524 Shares of Target Common Stock purchased by Purchaser in the Offer (the "Exchange Shares") plus an aggregate of $12.1979 million in cash (the "Exchange Cash") (the Exchange Shares and the Exchange Cash are hereinafter referred to collectively as the "Exchange Consideration"). The aggregate value of the Exchange Consideration to be paid by Purchaser to each Parent Holder shall be in proportion to the percentage of outstanding Parent Shares which are held by such Parent Holder, provided, however, that Purchaser reserves the right to vary the relative amount of Exchange Shares and Exchange Cash to be received by each Parent Holder as a part of such Exchange Consideration. In the event that at the Axiohm Exchange Closing (as defined below) Purchaser does not have available the financing necessary to pay the entire amount of the Exchange Cash to the Parent Holders, then the aggregate Exchange Cash to be paid by Purchaser shall be reduced to $4.3177 million and the number of Exchange Shares to be transferred by Purchaser to the Parent Holders in the Axiohm Exchange shall be increased to an aggregate of 5,833,732 Shares.

  The Merger Agreement provides that, within 45 days after the satisfaction or waiver of the conditions set forth in the Merger Agreement and immediately prior to the consummation of the Merger, Purchaser shall cause the Axiohm Exchange to be consummated.

  The Merger Agreement also provides that, as soon as practicable following the closing of the Axiohm Exchange, Target shall file with the Commission a registration statement on Form S-3 under the Securities Act relating to the resale by the Parent Holders of the Exchange Shares and will cause such registration statement to be continuously effective for a period of not less than two years.

  The Acquisition of Purchaser. Pursuant to the Merger Agreement, simultaneously with the closing of the Axiohm Exchange, Parent, IPB and Target shall effect the Acquisition of Purchaser. In such transaction, Target shall purchase from IPB and Parent shall cause IPB to sell to Target, all of the outstanding shares of capital stock of Purchaser in exchange for the assumption by Target, on a joint and several basis with Purchaser, of any and all obligations with respect to indebtedness incurred, or preferred stock issued, by Purchaser or IPB in connection with the Offer and the Axiohm Exchange, which obligations shall not exceed $199.0 million.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement and in accordance with California law, at the Effective Time, Purchaser shall be merged with and into Target. As a result of the Merger, the separate corporate existence of Purchaser shall cease and Target shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). In the Merger, the name of Target, as the Surviving Corporation will be changed to Axiohm Inc.

  At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Target or the holders of any of the following securities,
(i) each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to (ii) below) shall remain outstanding; (ii) each share of Target Common Stock owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent, in each case immediately prior to the Effective Time but after the consummation of the Axiohm Exchange, shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto; and (iii) each share of common, preferred or other capital stock of Purchaser issued and outstanding immediately prior to the Effective Time, shall be cancelled, since such shares will, immediately prior to the Effective Time, be owned by Target.

  The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation of Target will be amended to change the name of the Target to Axiohm Inc. and, as so amended, will be the Articles of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Target, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation. Pursuant to the Merger Agreement, the directors of Target immediately prior to the Effective Time (which includes three directors designated by Parent) will be the initial directors of the Surviving Corporation and the officers of Target immediately prior to the Effective Time (which include Messrs. Dupuy and Gibier as Co-Chairmen) will be the initial officers of the Surviving Corporation.

  Conduct of Target's Business. Pursuant to the Merger Agreement, Target has covenanted and agreed that, during the period from the date of the Merger Agreement to the earlier of termination of the Merger Agreement or the Effective Time, Target will conduct its business and that of its subsidiaries only in the ordinary course of business consistent with past practice and will use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization (including the services of its existing employees) and preserve its relationships with customers, suppliers and others having business dealings with it, to the end that its goodwill and on-going business shall be unimpaired at the Effective Date. By way of amplification and not limitation, the Merger Agreement provides that neither Target nor any of its subsidiaries will, without the prior written consent of the Purchaser:

    (a)amend or propose to amend its Articles of Incorporation or By-laws;

    (b)(i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) except shares of Target Common Stock issuable upon exercise of Company Outstanding Options (as defined in the Merger Agreement) or (ii) amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

    (c)split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of Target's subsidiaries;

    (d)(i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except in the ordinary course of business consistent with past practice, and except for obligations of its wholly-owned subsidiaries; (iii) make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to its wholly-owned subsidiaries or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (iv) pledge or otherwise encumber shares of its capital stock or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

    (e)except as may be required by law or as contemplated by the Merger Agreement or described on Target's Disclosure Schedule accompanying the Merger Agreement (the "Target Disclosure Schedule") delivered to Purchaser, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer, employee or former employee or independent contractor in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to it and as required under existing agreements) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units);

    (f)acquire, sell, lease, license to others or dispose of any assets outside the ordinary course of business which individually or in the aggregate are material to Target or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to Target;

    (g)except as may be required as a result of a change in law or in US GAAP, change any of the accounting principles or practices used by it;

    (h)revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

    (i)(i) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, other than as specifically described on the Target Disclosure Schedule;
  (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to it;
  (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $2,500,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

    (j)make any tax election or settle or compromise any income tax liability material to Target;

    (k)pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by Company Financial Statements and Company Subsidiaries or incurred in the ordinary course of business consistent with past practice or customary fees and expenses relating to the transactions contemplated by the Merger Agreement;

    (l)settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

    (m)take, or agree in writing or otherwise to take, any of the actions described in (a) through (l) above or any action which would make any of the representations or warranties of Target contained in the Merger Agreement untrue or incorrect as of the date when made.

  Maintenance of Cash by Target. Pursuant to the Merger Agreement, Target has agreed, from the date of the Merger Agreement until the consummation of the Offer, to cause approximately $45.0 million to be maintained in its existing investments and, upon maturity of such investments, to invest such sums in municipal instruments with a rating of BBB or better (together, the "Target Investments"). From the consummation of the Offer until the Effective Time, Target agreed to cause approximately $33.0 million to be maintained in Target Investments.

  Conduct of Parent's Business. The Merger Agreement includes Parent's covenant that, except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the earlier of termination of the Merger Agreement or the Effective Time, Parent has agreed to conduct its business and that of its subsidiaries only in the ordinary course of business consistent with past practice and to use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization (including the services of its existing employees) and preserve its relationships with customers, suppliers and others having business dealings with it, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Date. Without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, neither Parent nor any of its subsidiaries will, without the prior written consent of Target:

    (a)amend or propose to amend its Articles of Incorporation or By-laws (or equivalent organizational documents), provided, however, that IPB may amend its Articles of Incorporation or By-laws in any manner as may be necessary in connection with the transactions contemplated by the Merger Agreement and the Financing Letter;

    (b)except as contemplated in connection with the Financing, (i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) except shares of Common Stock of the Parent issuable upon exercise of the Parent Outstanding Options or (ii) amend any of the terms of any such securities or agreements outstanding as of the date of the Merger Agreement, except as specifically contemplated by the Merger Agreement;

    (c)split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of Parent's subsidiaries, except as otherwise contemplated in the Financing Letter;

    (d)except for the Financing contemplated by the Financing Letter, (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except in the ordinary course of business consistent with past practice, and except for obligations of its wholly owned subsidiaries; (iii) make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to its wholly-owned subsidiaries or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (iv) pledge or otherwise encumber shares of its capital stock or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon;

    (e)except as may be required by law or as contemplated by the Merger Agreement or described on the Parent Disclosure Schedule, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer, employee or former employee or independent contractor in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to it and as required under existing agreements) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

    (f)acquire, sell, lease, license to others or dispose of any assets outside the ordinary course of business which individually or in the aggregate are material to Parent, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to Parent;

    (g)except as may be required as a result of a change in law or in US GAAP, change any of the accounting principles or practices used by it;

    (h)revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business;

    (i)(i) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, other than as specifically described on the Parent Disclosure Schedule;
  (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to it;
  (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $2,500,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

    (j)make any tax election or settle or compromise any income tax liability material to Parent;

    (k)except as contemplated in the Financing Letter and the engagement letter between Parent, Purchaser, IPB and Lehman, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by the Parent Financial Statements or incurred in the ordinary course of business consistent with past practice or customary fees and expenses relating to the transactions contemplated by the Merger Agreement;

    (l)settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

    (m)take, or agree in writing or otherwise to take, any of the actions described in (a) through (l) above or any action which would make any of the representations or warranties of Parent or Purchaser contained in the Merger Agreement untrue or incorrect as of the date when made.

  Directors. Following the Offer, Target has agreed to take all actions necessary to (i) increase the number of directors on Target's Board from five to seven, (ii) cause one of the existing directors to resign from Target's Board, and (iii) appoint to Target's Board three individuals selected by Parent, which designees will include Patrick Dupuy, the President and a director of Parent and Gilles Gibier, the Co-Director of Parent's holding company. Additionally, Target has agreed to cause Messrs. Dupuy and Gibier to become Co-Chairmen of Target's Board.

  Pursuant to the Merger Agreement, after the election of designees of Purchaser pursuant to the preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or By-laws of Target, any termination of the Merger Agreement by Target, any extension by Target of the time for the performance of any of the obligations or other acts of Purchaser or waiver of any of Target's rights under the Merger Agreement will require the concurrence of a majority of the directors of Target then in office who were not designated by Purchaser.

  No Solicitation. Target has agreed that it, its affiliates and their respective officers, directors, employees, representatives and agents (i) shall cease (and not reopen except as permitted by the Merger Agreement) any existing discussions or negotiations, if any, with any parties with respect to any acquisition (other than the transactions contemplated by the Merger Agreement) of all or any material portion of the assets of, or any equity interest in, Target or any of its subsidiaries or any business combination with Target or any of its subsidiaries and (ii) shall not, directly or indirectly, (A) solicit or initiate discussions, or, except with respect to a Superior Proposal (as defined below) received by Target, engage in negotiations with any person or, except with respect to a Superior Proposal received by Target, take any other action intended, designed or reasonably likely to facilitate the efforts of any person, other than Parent and Purchaser, relating to the possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) of any material portion of its or their capital stock or assets, (B) except with respect to a Superior Proposal received by Target, and provided that Target has required the party submitting the Superior Proposal to execute a non-disclosure agreement comparable to the one executed by Parent in connection with the Merger Agreement, provide non-public information with respect to Target or any of its subsidiaries to any person, other than Parent and Purchaser, relating to the possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (C) enter into an agreement with any person, other than Parent and Purchaser, providing for the possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (D) except with respect to a Superior Proposal received by Target, make or authorize any statement, recommendation or solicitation in support of any possible acquisition of Target or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets by any person, other than by Parent and Purchaser or withdraw or modify the recommendation by Target's Board with respect to the Offer, the Merger Agreement, the Exchange Offer, the Acquisition of Purchaser and the Merger. Notwithstanding the foregoing, following the receipt of an offer or proposal that Target's Board, in the exercise of its reasonable good faith judgement, after consultation with its legal and financial advisors, deems to be a Superior Proposal, Target may terminate the Merger Agreement (subject to Target's obligations with respect to the payment of certain fees and expenses described further below) and accept such Superior Proposal, and Target's Board may approve or recommend (and, in connection therewith, withdraw or modify its approval and recommendation of the Offer, the Merger Agreement, the Axiohm Exchange, the Acquisition of Purchaser and the Merger).

  A "Superior Proposal" means a written proposal that has not been solicited by Target following the date of the Merger Agreement relating to the possible acquisition of Target or any of the Target Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets by any person other than by Parent or Purchaser, which proposal is, in the reasonable good faith judgment of Target's Board, after consultation with its legal and financial advisors, on financial and other terms more favorable to the shareholders of Target than the terms of the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, collectively, and which is made by a party that can reasonably be expected to consummate the transaction on the terms proposed.

  The Merger Agreement also provides that if Target or any of its subsidiaries receives any offer or proposal to enter negotiations relating to any of the above, Target shall as promptly as practicable, notify Parent or Purchaser thereof, including information as to the identity of the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and provide Parent or Purchaser with the same information (if any) Target provides to the party making the Superior Proposal.

  Directors' and Officers' Indemnification. The Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of Target and its subsidiaries as provided in their respective articles of incorporation or by-laws (or similar organizational documents) or existing indemnification contracts in the form filed with the Commission shall survive the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger and shall continue in full force and effect in accordance with their terms. Additionally, for six years from the Effective Time, Target shall use commercially reasonable efforts to maintain in effect Target's current directors' and officers' liability insurance covering those persons who are currently covered by Target's directors' and officers' liability insurance policy; provided, however, that in no event shall Target be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Target for such insurance and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Target shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  The Merger Agreement also provides that Target shall pay all expenses, including attorney's fees, that may be incurred by any Indemnified Party in enforcing the indemnity described above and other obligations related thereto provided for in the Merger Agreement.

  Issuance of Target Warrants and Roll-Over Notes. The Merger Agreement provides that Target shall, in accordance with the Financing Letter, (A) upon the closing of the Offer and in accordance with the instructions of Parent, issue warrants, exercisable into an aggregate of 10% of the outstanding capital stock of Target (calculated after giving effect to the exercise of such warrants and all other outstanding warrants, options or other convertible securities) and containing such other terms and provisions as are contemplated in the Financing Letter, and to cause such warrants to be placed into an escrow account until such warrants are released to Lehman Brothers in accordance with the Financing Letter, and (B) at the Effective Date issue the Roll-over Notes contemplated by the Financing Letter, in exchange for the Interim Preferred Stock, if the Interim Purchasers so elect. See "The Offer-- Source and Amount of Funds" of the Offer to Purchase.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by Target and Parent and Purchaser as to the absence of certain changes or events concerning the such entity's corporate organization and qualification, capitalization, authority, filings with the Commission (if applicable) and other governmental authorities, financial statements, litigation, employee benefit matters, intellectual property, real property, taxes, insurance, environmental matters, material contracts and compliance with law.

  Conditions to Consummation of the Axiohm Exchange. The Merger Agreement provides that the respective obligations of each party to effect the Axiohm Exchange shall be subject to the satisfaction at or prior to the Axiohm Exchange Closing of the following conditions:

    (a)No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or governmental authority, or any French national or provincial court or governmental authority, as the case may be which prohibits, restrains, enjoins or restricts the consummation of the Axiohm Exchange;

    (b)Any waiting period applicable to the Axiohm Exchange under the HSR Act and French law, if applicable, shall have terminated or expired;

    (c)Purchaser shall own Shares representing at least the Minimum Condition (whether purchased pursuant to the Offer or otherwise acquired); and

    (d)Parent Holders owning at least a majority of the then outstanding Parent Shares shall have executed and delivered to Purchaser the Axiohm Purchase Agreements.

  Conditions to Consummation of the Acquisition of Purchaser. The Merger Agreement provides that the respective obligations of each party to effect the Acquisition of Purchaser shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a)No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or governmental authority, or any French national or provincial court or governmental authority, as the case may be, which prohibits, restrains, enjoins or restricts the consummation of the Acquisition of Purchaser;

    (b)Any waiting period applicable to the Acquisition of Purchaser under the HSR Act and French law, if applicable, shall have terminated or expired;

    (c)Purchaser shall own Shares representing at least the Minimum Condition (whether purchased pursuant to the Offer or otherwise acquired), less the Exchange Shares; and

    (d)The Axiohm Exchange Closing shall have occurred.

  Conditions to Consummation of the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a)No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any U.S. federal or state court or governmental authority, or any French national or provincial court or governmental authority, as the case may be which prohibits, restrains, enjoins or restricts the consummation of the Merger;

    (b)Any waiting period applicable to the Merger under the HSR Act, and French law, if applicable, shall have terminated or expired;

    (c)Purchaser shall own Shares representing at least the Minimum Condition (whether purchased pursuant to the Offer or otherwise acquired), less the Exchange Shares;

    (d)The Axiohm Exchange shall have been consummated; and

    (e)The Acquisition of Purchaser shall have occurred.

  Termination. The Merger Agreement may be terminated and the Axiohm Exchange, the Acquisition of Purchaser and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval thereof by the shareholders of Target:

    (a)By mutual written consent of Parent, Purchaser and Target;

    (b)By Parent or Target if any court of competent jurisdiction or other governmental body located or having jurisdiction within the U.S., France or any country or economic region in which either Target or Parent, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer, the Axiohm Exchange, the Acquisition of Purchaser or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable, except if the party relying on this clause (b) to terminate the Merger Agreement is in breach of any of its material obligations under the Merger Agreement;

    (c)By Parent if, (i) due to a failure of any of the Offer Conditions, Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer within 60 days (or 90 days if there has been a second request under the HSR Act) following the date of the Merger Agreement, unless such termination or failure has been caused by or results from (x) a breach of any representation or warranty on the part of Parent or Purchaser contained in the Merger Agreement that has a Material Adverse Effect on Parent or Purchaser or (y) there shall have been any breach of any covenant or agreement on the part of Parent or Purchaser contained in the Merger Agreement that has a Material Adverse Effect on Parent or Purchaser or (ii) Target's Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement, the Axiohm Exchange, the Acquisition of Purchaser or the Merger or shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing; and

    (d)By Target (i) if Purchaser shall not have commenced the Offer within five days of the date on which Purchaser's intention to make the Offer is publicly announced; (ii) if the Offer shall not have been consummated within 60 days (or 90 days if there has been a second request under the HSR
  Act) following the date of the Merger Agreement; (iii) if due to a failure of any of the Offer Conditions, Purchaser shall have terminated the Offer, unless such termination has been caused by or results from (A) a breach of any representation or warranty on the part of Target contained in the Merger Agreement that has a Material Adverse Effect on Target or could reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer or (B) there shall have been any breach of any covenant or agreement on the part of Target contained in this Agreement that has a Material Adverse Effect on Target or could reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer; or (iv) in connection with its determination to pursue a Superior Proposal pursuant to the Merger Agreement; provided that such termination under clause (iv) shall not be effective until Target has made payment of the Initial Fee required by the Merger Agreement.

  Fees. The Merger Agreement provides that (i) in the event that the Merger Agreement is terminated pursuant to Section 8.1(d)(iv) thereof (item (d)(iv) above), Target shall pay to Parent, in same day funds, upon demand, an amount equal to $2.6 million (the "Initial Fee") and that (ii) in addition to the Initial Fee, in the event that (x) a proposal with respect to an Acquisition Transaction (as defined in the Merger Agreement) is commenced by Target, publicly proposed, publicly disclosed or communicated to Target or any representative or agent thereof after the date of the Merger Agreement and prior to the date of termination of the Merger Agreement, (y) the Merger Agreement is thereafter terminated pursuant to Section 8.1(c) or 8.1(d) (items
(c) and (d) above), and (z) within six months following such termination, an Acquisition Transaction is consummated or Target enters into an agreement relating thereto, then, in any such event, Target shall pay Parent, in same day funds, promptly (but in no event later than one business day after the first of such events shall have occurred) an additional fee of $3.9 million (the "Subsequent Fee").

  In the event that Target shall fail to pay either the Initial Fee or the Subsequent Fee, the terms "Initial Fee" and/or "Subsequent Fee" shall be deemed to include the costs and expenses actually incurred or accrued by Parent, Purchaser and their respective shareholders and affiliates (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of Section 8.3 of the Merger Agreement, together with interest on such unpaid Fee, commencing on the date that the applicable Fee became due.

  The Merger Agreement also provides that, in the event that Parent or Purchaser shall have terminated the Offer due solely to a failure of the financing condition described in subsection (c) of Annex A to the Merger Agreement (See "The Offer--Certain Conditions of the Offer" of the Offer to Purchase) and the failure of such Offer Condition was not a result, directly or indirectly, of (i) any event or condition having a Material Adverse Effect on Target or (ii) any misrepresentation made by any of Parent, Purchaser or IPB to Lehman or its affiliates which was based upon information provided by Target to Parent, Purchaser or IPB then Parent shall reimburse Target for the out-of-pocket expenses incurred by Target in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum reimbursement of $300,000.

  Except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not any such transaction is consummated.

  Treatment of Target Options

  Pursuant to the Merger Agreement, Target's Board has agreed to take all actions necessary such that all Company Outstanding Options (as defined in the Merger Agreement) are treated as follows. Upon acceptance for payment of Shares by Purchaser pursuant to the Offer, all Vested Company Outstanding Options (as defined below), other than Company Outstanding Options held by certain individuals to be designated by Target, subject to the reasonable acceptance of Parent (the "Designated Optionees"), shall be cancelled and each holder thereof shall thereupon be paid by Target an amount, in cash, equal to the product of (i) the number of Shares subject to Vested Company Outstanding Options held by such holder and (ii) the Offer Price minus the exercise price applicable to such Vested Company Outstanding Options (the "Option Spread"), less applicable taxes. The Designated Optionees may elect, as to all or a portion of the individual's Vested Company Outstanding Options, to be covered under the preceding sentence or to receive the Option Spread on a deferred basis over a period not to exceed seven years following the Effective Time, subject to earlier distribution upon termination of the individual's employment for any reason. Target shall also pay a tax subsidy payment on the Option Spread consisting of (i) a payment to reflect the federal and state tax rate differential between long-term capital gains and ordinary income, and
(ii) a payment to reimburse the individual for taxes due as a result of the rate differential payment, provided that such tax subsidy payments shall be limited so as to avoid triggering the golden parachute excise tax under Sections 280G and 4999 of the Internal Revenue Code. For purposes of the foregoing, Vested Company Outstanding Options shall mean: (i) all Company Outstanding Options that are vested as of the date of acceptance for payment of Shares by Purchaser pursuant to the Offer or that would have vested through September 6, 1997; (ii) one-half of Company Outstanding Options issued to Walter Sobon; and (iii) all warrants outstanding under Target's Director Warrant Plan (as defined in the Merger Agreement).

  All Company Outstanding Options other than Vested Company Outstanding Options ("Unvested Company Outstanding Options") shall remain outstanding and subject to the terms and conditions of the applicable Company option plan and option agreement, but shall be modified to provide for full vesting acceleration in the event the employee's employment is terminated (i) by Target other than for cause, or (ii) as the result of the employee's death or disability. Unvested Company Outstanding Options held by William Gibbs, Walter Sobon, David Ledwell and Janet Shanks shall also be modified to provide for acceleration upon a constructive termination of employment. In the event Target engages in a transaction prior to April 1, 2001, as a result of which Target's Common Stock is no longer registered under the Exchange Act, each holder of Unvested Company Outstanding Options shall be entitled to receive from Target a cash payment equal to the product of (i) the number of shares subject to Unvested Company Outstanding Options held by such holder and (ii) the Offer Price minus the exercise price applicable to such Unvested Company Outstanding Options, less applicable taxes.

  Employment Agreements

  In connection with the Merger Agreement and the transactions contemplated thereby, Target has entered into employment agreements with William Gibbs and Walter Sobon, executive officers of Target. Each of the agreements will take effect upon the consummation of the Offer.

  The employment agreement with Mr. Gibbs (the "Gibbs Agreement") provides for Mr. Gibbs to be employed as Target's Chief Executive Officer at a base salary of no less than $225,000. Mr. Gibbs is also eligible to receive a minimum target bonus equal to 50% of his base salary to be awarded based on Target's financial performance and is entitled to a car allowance and to participate in other employee benefit plans and programs available to Target's other employees. The Gibbs Agreement also contemplates that he will be granted an option to purchase a number of shares of Target's Common Stock as determined by the compensation committee of Target's Board at an exercise price which shall be equal to the then fair market value of the Target Common Stock. The option shall vest as to 50% of the shares 24 months following the grant date and as to an additional 1/48th of the shares each month thereafter. In the event Mr. Gibbs' employment with Target terminates in an Involuntary Termination (as defined in the Gibbs Agreement), Mr. Gibbs shall receive a lump sum severance payment equal to two years' compensation if terminated in the first 12 months, 18 months compensation if terminated in the second 12 months and 12 months compensation if terminated thereafter. In addition, in the event Mr. Gibbs' employment is terminated as a result of an Involuntary Termination, disability or death, the vesting and exercisability of all outstanding stock options that were granted to Mr. Gibbs prior to the consummation of the Offer shall accelerate in full. The Gibbs Agreement supersedes the employment agreement between Target and Mr. Gibbs dated December 3, 1985.

  The employment agreement with Mr. Sobon (the "Sobon Agreement") provides for Mr. Sobon to be employed as Target's Chief Financial Officer at a base salary of no less than $160,000. Mr. Sobon is also eligible to receive a minimum target bonus of $50,000, to be awarded based on Target's financial performance and is entitled to a car allowance and to participate in other employee benefit plans and programs available to Target's other employees. The Sobon Agreement also contemplates that he will be granted an option to purchase a number of shares of Target's Common Stock as determined by the compensation committee of Target's Board at an exercise price which shall be equal to the then fair market value of the Target Common Stock. The option shall vest as to 50% of the shares 24 months following the grant date and as to an additional 25% of the shares each year thereafter. In the event Mr. Sobon's employment with Target terminates in an Involuntary Termination (as defined in the Sobon Agreement), Mr. Sobon shall receive a lump sum severance payment equal to 12 months compensation, except that (i) in the event that Mr. Gibbs' employment is terminated in the first 12 months following the consummation of the Offer and Sobon is terminated in the same 12 month period, Sobon shall receive a lump sum severance payment equal to 18 months compensation and (ii) in the event that Gibbs' employment is terminated in the second 12 months following the consummation of the Offer and Sobon is terminated in the same 12 month period, Sobon shall receive a lump sum severance payment equal to 15 months compensation. In addition, in the event Mr. Sobon's employment is terminated as a result of an Involuntary Termination, disability or death, the vesting and exercisability of all outstanding stock options that were granted to Mr. Sobon prior to the consummation of the Offer shall accelerate in full. The Sobon Agreement supersedes the employment arrangement between Target and Sobon as set forth in a letter from Target dated September 20, 1996 and amended September 30, 1996.

  In connection with the Merger Agreement and the transactions contemplated thereby, Target also intends to enter into employment arrangements with David Ledwell and Janet Shanks, executive officers of Target. Such agreements are expected to take effect upon the consummation of the Offer. The employment agreement with Mr. Ledwell (the "Ledwell Agreement") is expected to provide for Mr. Ledwell to be employed at a base salary of no less than $160,000. Mr. Ledwell will also be eligible to receive a minimum target bonus equal to $40,000, to be awarded based on Target's financial performance and will be entitled to participate in other employee benefit plans and programs available to Target's other employees. The Ledwell Agreement is also expected to contain language providing that, in the event that Mr. Ledwell's employment with Target terminates in an "involuntary termination," Mr. Ledwell shall receive a lump sum severance payment equal to 2 years compensation, if terminated in the first 24 months and 12 months salary if terminated thereafter. The employment agreement with Ms. Shanks (the "Shanks Agreement") is expected to provide for Ms. Shanks to be employed as Target's Chief Accounting Officer at a base salary of no less than $90,000. Ms. Shanks will also be eligible to receive a minimum target bonus equal to $20,000, to be awarded based on Target's financial performance and will be entitled to participate in other employee benefit plans and programs available to Target's other employees.

The Shanks Agreement is also expected to contain language providing that, in the event that Ms. Shanks' employment with Target terminates in an "involuntary termination," Ms. Shanks shall receive a lump sum severance payment equal to 12 months compensation, if terminated in the first 24 months and 6 months salary if terminated thereafter. The Ledwell Agreement and the Shanks Agreement are also expected to provide that Mr. Ledwell and Ms. Shanks, respectively, will be granted an option to purchase a number of shares of Target's Common Stock as determined by the compensation committee of Target's Board at an exercise price equal to the then fair market value of the Target Common Stock. The option shall vest as to 50% of the shares 24 months following the grant date and as to an additional 25% of the shares each year thereafter. In addition, each agreement is expected to provide that, in the event Mr. Ledwell's or Ms. Shanks' respective employment is terminated as a result of an "involuntary termination," disability or death, the vesting and exercisability of all outstanding stock options that each received prior to the Effective Time shall accelerate in full.

 Additional Agreements, Arrangements and Understandings

  The Company's Restated Articles of Incorporation contain provisions that eliminate the personal liability of its directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's By-laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code, including advancement of expenses to the indemnitee, the indemnitee's right to select counsel and continuation of indemnification after indemnitee's separation from the Company. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities arising from willful misconduct of a culpable nature and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  Except as set forth in this Item 3(b) and Item 3(a) above, to the best of the Company's knowledge, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser or Parent, or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation. The Board of Directors of the Company (the "Board") at a special meeting held on July 13-14, 1997 unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger are fair to, and in the best interests of, the Company and its shareholders, and recommended that such shareholders accept and tender their Shares pursuant to the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the transactions contemplated thereby. A copy of the Company's letter to shareholders dated July 16, 1997 is filed as Exhibit (a)(5) to this statement and is incorporated herein by reference.

  (b) Background of the Offer; Reasons for the Board's Conclusions.

 Background of the Offer.

  On December 6, 1996, William H. Gibbs ("Gibbs") and Patrick Dupuy ("Dupuy"), a director and the President of Parent, had a telephone conversation which resulted in Dupuy meeting with Endre Varga, the General Manager of Target's Cognitive Solutions, Inc. facility located in Paso Robles, California (the "CSI Facility"), to tour the CSI Facility on December 12, 1996. On December 13, 1996, Gibbs and Dupuy met with

David Ledwell, Executive Vice President-Transaction Products of Target ("Ledwell"), to visit Target's plant located in Tijuana, Mexico (the "Mexico Facility"). On January 9, 1997, in Paris, Gibbs met with Dupuy and Gibier, where a decision was made by the representatives of Target and Parent to begin preparation of plans relating to a potential business combination of Target and Parent for presentation to their respective Boards of Directors. Between January 9, 1997 and March 10, 1997, Gibbs, Dupuy and Gibier participated in a series of conference telephone calls to discuss various business and accounting issues raised by a potential combination and to coordinate due diligence with respect to their respective businesses. On March 17, 1997, in Denver, Colorado, Gibier met with Gibbs to discuss the details of a potential combination. The Denver meeting was followed by Gibbs and Gibier touring Target's Stadia Print Facility located in Denver, Colorado, the CSI Facility and the Mexico Facility on March 18, 19 and 20, 1997, respectively.

  On April 2, 1997, at a meeting in New York City, representatives of Target and Parent continued to discuss the issues raised by alternative structures for a potential business combination. At this meeting, Gibbs and Walter Sobon ("Sobon"), Target's Chief Financial Officer, also presented Dupuy and Gibier with a draft confidentiality letter designed to ensure that certain proprietary information to be exchanged between Target and Parent would be held in confidence. Although no proprietary information was exchanged at the April 2, 1997 meeting, the parties discussed projected financial data which had been prepared by Lehman Brothers Inc. ("Lehman") which projections were based on publicly available financial data.

  At the April 3, 1997 meeting of Target's Board of Directors, Gibbs reported to Target's Board regarding the discussions between Target and Parent relating to a potential business combination and the results of the due diligence review of Parent's business. The report included a discussion of various approaches to, and structures of, a potential combination.

  On April 14, 15 and 16, 1997, in Paris, Sobon met with Dupuy to further develop a structure for a potential business combination and to discuss the financial projections relating to possible combined operations of Target and Parent. The meetings included a tour of Parent's Puiseaux manufacturing facility.

  At the April 24, 1997 meeting of Target's Board of Directors, Gibbs again reported to Target's Board about the nature of the discussions between Target and Parent relating to a potential combination and the results of the on-going due diligence.

  On April 25, 1997, at the offices of Lehman in New York City, Gibbs and Sobon met with Dupuy and Gibier, where options regarding the timing, financing alternatives and structural issues relating to a potential business combination were discussed.

  At the May 6 and 7, 1997 meeting of Target's Board of Directors, Gibbs again reported to Target's Board about the nature of the discussions between Target and Parent relating to a potential combination. A representative of Wilson Sonsini Goodrich & Rosati, P.C., Target's legal counsel, Dupuy and Gibier also attended the Board meeting. Representatives of Parent signed the confidentiality letter originally presented to Parent at the April 2, 1997 meeting in New York City and representatives of Target signed a confidentiality agreement presented to it by Parent. Dupuy and Gibier made a presentation to Target's Board outlining certain of the benefits and risks of a business combination and a potential transaction structure.

  Between May 7, 1997 and May 26, 1997, representatives of Target and Parent and their respective legal counsel participated in a series of conference telephone calls to discuss alternative transaction structures, due diligence matters and financing of the proposed combination.

  On May 23, 1997, Target engaged Prudential Securities Incorporated ("Prudential") to render a fairness opinion with respect to a proposed transaction with Parent.

  On May 27 and 28, 1997, Bernard Patry ("Patry"), a Director of Parent, met with Gibbs, Ledwell, Sobon, and Janet Shanks, Corporate Controller and Chief Accounting Officer of Target, to discuss Target's business operations. From May 14 to June 5, 1997, the legal and accounting advisors of Target performed due diligence on the Parent at Parent's Ithaca, New York and Paris, France locations. From May 27 to June 5, 1997, the legal and accounting advisors of Parent performed due diligence on Target at Target's San Diego, California location.

  Target and Parent each continued their respective due diligence investigations during the month of June 1997. On June 4 and 5, Gibier, Dupuy, Gibbs and Sobon meet in New York to discuss issues related to a potential combination and discuss a draft merger agreement. Target's Board received updates from Gibbs and Sobon throughout the month as to the status of the negotiations and the results of the on-going due diligence. During the week of June 23, Gibier, Dupuy, Gibbs and Sobon and their respective legal counsel met in Chicago to discuss the details of a merger agreement and the financing related to a potential transaction. Additional meetings and telephone discussions were held during the weeks of June 30, 1997 and July 5, 1997. Telephone discussions continued until a formal proposal was presented to Target's Board on July 13, together with commitment letters with respect to financing for the transaction.

  In the past several months, Target has engaged in discussions with other parties relating to potential business combinations involving Target. During the course of such discussions, Target received one proposal to acquire all of the outstanding shares of Target in a tax free exchange for shares of the common stock of the other party. This particular proposal contained numerous contingencies including the undertaking of a satisfactory due diligence investigation of Target's operations by the other party. After careful consideration of this particular proposal, including the proposed exchange ratio, the fact that the exchange ratio was not subject to adjustment in the event of a decline in the other parties stock price, the due diligence and other contingencies and the other terms and conditions of this proposal, Target's Board rejected the proposal and terminated discussions with such party on July 14, 1997.

  On July 13-14, 1997, Target's Board met to discuss the proposed terms of the Merger Agreement and related documents and the financing commitment for the transaction and to receive a report on the ongoing due diligence review of Purchaser. Target's Board also received a written opinion from Prudential that the consideration to be received by the holders of shares of Target Common Stock (other than Parent and its affiliates), consisting of cash consideration to be received by such holders pursuant to the Offer and the shares of Target Common Stock to be retained by such holders following the consummation of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, is fair to such holders from a financial point of view.

  The contacts described above resulted in the Merger Agreement, Axiohm Exchange, Acquisition of Purchaser and the Offer and related documents, which were approved and, in the case of the Offer recommended to Target's shareholders, at a meeting of the Board of Directors of Target held on July 13-14, 1997.

  Reasons for the Board's Conclusions. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

    (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

    (ii) The projected financial condition and results of operations of the Company;

    (iii) A review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity and the sale of the Company through a merger or other means to other potential buyers), the range of possible benefits to the Company's shareholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives;

    (iv) The detailed financial and valuation analysis presented to the Board by Prudential, including, among other things, market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

    (v) The written opinion of Prudential, financial advisor to the Company, that the consideration to be received by the holders of shares of Target Common Stock (other than Parent and its affiliates), consisting of cash consideration to be received by such holders pursuant to the Offer and the shares of Target Common Stock to be retained by such holders following the consummation of the Axiohm Exchange, the Acquisition of Purchaser and the Merger, is fair to such holders from a financial point of view. A copy of the written opinion of Prudential which sets forth the assumptions made, matters considered and basis of their review is attached as Annex A, and filed as Exhibit (a)(4) to this statement;

    (vi) The fact that the Company's shareholders will retain an equity interest in the surviving company following the Offer, the Merger and the transactions contemplated thereby and that a public trading market is expected to exist for such shares;

    (vii) The relationship of the Offer price to historical market prices of the Shares and to the Company's book value and net asset value per Share and the fact that the Offer price will be paid in cash;

    (viii) The terms and conditions of the Merger Agreement and related agreements;

    (ix) The likelihood that the Offer, the Merger and the transactions contemplated thereby will be consummated, including the experience, reputation and financial condition of the Purchaser, Purchaser's ability to finance such transaction and the risks to the Company if the acquisition were not consummated; and

    (x) The fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's obligation to pay the "break-up" fee described in the Merger Agreement.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Board's financial advisor in connection with the Offer and other matters arising in connection with the transaction with Purchaser is Prudential.

  Pursuant to an engagement letter dated May 23, 1997, the Company has agreed to pay Prudential certain fees in connection with its services as financial advisor to the Board and for rendering a fairness opinion. The Company paid a fee of $75,000 upon signing the engagement letter, will pay an additional $87,500 in connection with the delivery of the opinion, and will pay a fee of $87,500 upon the earlier of (a) any public reference to the opinion or (b) the consummation of the transaction. The Company also has agreed to reimburse Prudential for its out-of-pocket and incidental expenses, including the fees and expenses of legal counsel and those of any advisor retained by Prudential. The Company has also agreed to indemnify Prudential against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Prudential's engagement as financial advisor. A copy of the Prudential fairness opinion is attached as Annex A and filed as Exhibit (a)(4) to this statement. Shareholders are urged to read the fairness opinion in its entirety.

  Prudential is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected Prudential to act as its financial advisor based on its belief that Prudential is experienced and qualified in such matters.

  Other than as described in this Item 5, neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Merger or the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transaction in the shares of DH Common Stock has been effected during the past sixty (60) days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of its executive officers, directors and affiliates presently intend to tender to Purchaser, pursuant to the Offer, all shares of DH Common Stock which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in Item 3(b) of this statement, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer, other than as disclosed in Item 3(b) of this statement, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)      Offer to Purchase dated July 16, 1997.*
     (a)(2)      Letter of Transmittal.*
     (a)(3) Press release issued by the Company, Parent and Pur-chaser on July 15, 1997.
     (a)(4)(/1/) Fairness Opinion of Prudential Securities Incorporated
                 dated July 14, 1997.*
     (a)(5)      Letter to Shareholders dated July 16, 1997.*
     (a)(6)      News Release issued by the Company dated July 16, 1997.
     (a)(7)      Summary Advertisement dated July 16, 1997.
     (c)(1) Agreement and Plan of Merger dated as of July 14, 1997, among the Company, Parent and Purchaser.
     (c)(2)      Form of Indemnification Agreement.
     (c)(3)(/2/) Restated Articles of Incorporation of the Company, as
                 amended.
     (c)(4)(/3/) Certificate of Amendment of Restated Articles of Incor-
                 poration dated September 22, 1995.
     (c)(5)(/4/) Bylaws of the Company, as amended.
     (c)(6)      Employment Agreement between the Company and William H.
                 Gibbs dated July 14, 1997.
     (c)(7)      Employment Agreement between the Company and Walter
                 Sobon dated July 14, 1997.
     (c)(8) Form of Employment Agreement between the Company and Ja-net W. Shanks.
     (c)(9) Form of Employment Agreement between the Company and Da-vid T. Ledwell.
     (c)(10)     Pages 2-7 of the Company's Proxy Statement, dated March
                 24, 1997, related to the Company's Annual Meeting of
                 Shareholders held on April 24, 1997.

--------
   *Included in copies mailed to shareholders.
(1)Attached hereto as Annex A.
(2) Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1988.
(3) Incorporated by reference to Exhibit 3.1(b) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(4) Incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          DH Technology, Inc.

                                                  /s/ William H. Gibbs
                                          By: _________________________________
                                                     William H. Gibbs
                                                   Chairman of the Board

Dated: July 16, 1997

                                 EXHIBIT INDEX

                                                                           PAGE
 EXHIBIT NO.                         EXHIBIT NAME                          NO.
 -----------                         ------------                          ----
 (a)(1)      Offer to Purchase dated July 16, 1997.*
 (a)(2)      Letter of Transmittal.*
 (a)(3)      Press release issued by the Company, Parent and Purchaser
             on July 15, 1997.
 (a)(4)(/1/) Fairness Opinion of Prudential Securities Incorporated
             dated July 14, 1997.*
 (a)(5)      Letter to Shareholders dated July 16, 1997.*
 (a)(6)      Form of News Release issued by the Company dated July 16,
             1997.
 (a)(7)      Form of Summary Advertisement dated July 16, 1997.
 (c)(1)      Agreement and Plan of Merger dated as of July 14, 1997,
             among the Company, Parent and Purchaser.
 (c)(2)      Form of Indemnification Agreement.
 (c)(3)(/2/) Restated Articles of Incorporation of the Company, as
             amended.
 (c)(4)(/3/) Certificate of Amendment of Restated Articles of Incorpora-
             tion dated September 22, 1995.
 (c)(5)(/4/) Bylaws of the Company, as amended.
 (c)(6)      Employment Agreement between the Company and William H.
             Gibbs dated July 14, 1997.
 (c)(7)      Employment Agreement between the Company and Walter Sobon
             dated July 14, 1997.
 (c)(8)      Form of Employment Agreement between the Company and Janet
             W. Shanks.
 (c)(9)      Form of Employment Agreement between the Company and David
             T. Ledwell
 (c)(10)     Pages 2-7 of the Company's Proxy Statement, dated March 24,
             1997, related to the Company's Annual Meeting of Sharehold-
             ers held on April 24, 1997.

--------
*  Included in copies mailed to shareholders.
(1) Attached hereto as Annex A.
(2) Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1988.
(3) Incorporated by reference to Exhibit 3.1(b) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(4) Incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.